Exhibit 99.3

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

TO BE HELD ON THURSDAY, 13 JUNE 20191

Number of shares to which this Proxy relates[2]
Type of shares (A Shares or H Shares) to which this Proxy relates[2]

I/We3
of

(address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the AGM (as defined below) or4                                                                                                                                                                                of                                                                                                                                                                                                                                                         as my/our proxy to attend, act and vote for me/us and on my/our behalf at the annual general meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 13 June 2019 at 9 a.m. and at any adjournment thereof (the “AGM”) as hereunder indicated in respect of the resolutions set out in the notice of AGM, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR[5]	AGAINST[5]	ABSTAIN[5]
1	To consider and approve the report of the board of directors of the Company (the “ Board ”) for the year 2018.
2	To consider and approve the report of the supervisory committee of the Company for the year 2018.
3	To consider and approve the financial report of the Company for the year 2018.
4	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2018 in the amount and in the manner recommended by the Board.
5	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2019.
6	To consider and approve the appointment of KPMG Huazhen and KPMG, as the domestic and international auditors of the Company, respectively, for the year 2019 and to authorise the Board to determine their remuneration.
7	To consider and approve the guarantees to be provided to the subsidiaries and affiliated companies of the Company and relevant authorization to the Board.
8	To consider and approve, by way of special resolution, to unconditionally grant a general mandate to the Board to determine and deal with the issue of debt financing instruments of the Company with an outstanding balance amount of up to RMB150 billion (the foreign currency equivalent calculated by using the middle exchange rate announced by the People’s Bank of China on the date of issue) and determine the terms and conditions of such issue.

	RESOLUTIONS	FOR[5]	AGAINST[5]	ABSTAIN[5]
9	To consider and approve, by way of special resolution, to grant a general mandate to the Board to issue and deal with domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company of not more than 20% of each of its existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of passing this resolution at the AGM and determine the terms and conditions of such issue.
10	To consider and approve the election of the following persons nominated as directors of the Company:	Cumulative Voting[6] (Please insert the number of votes)
(1) Mr. Zhang Wei;
(2) Mr. Jiao Fangzheng.

Date:	2019	Signature(s)[7]:

Notes:

1.

Important: You should first review the annual report of the Company for the year 2018, which is expected to be despatched to shareholders of the Company on or before 30 April 2019, before appointing the proxy. The annual report for the year 2018 will include the ordinary resolutions (1) to (4) above for review by the shareholders.

2.

Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.

3.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
4.

If any proxy other than the Chairman of the AGM is preferred, please delete the words “the Chairman of the AGM or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote by a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK IN THE BOX MARKED: “ABSTAIN”. THE SHARES ABSTAINED WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY. ANY VOTE WHICH IS NOT FILLED OR FILLED WRONGLY OR WITH UNRECOGNIZABLE WRITING OR NOT CAST WILL BE COUNTED AS “ABSTAINED”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM.

6.

Attention: In respect of the resolution 10, the method of cumulative voting will be adopted for the resolution and the calculation of voting results. When you fill in the blanks entitled “Cumulative Voting”, please fill them in in accordance with the following instructions:

(i)

In relation to the resolution 10, for every share held by you, you will have the same number of voting rights which equals to the number of directors of the Company to be elected in each resolution. For instance, if you are holding 1 million shares and 2 directors of the Company will be elected at the AGM, the aggregate number of votes which you will have will be 2 million (i.e. 1 million shares x 2 = 2 million voting shares) for the resolutions 10(1) to (2).

(ii)

No ballot will be cast “For”, “Against” or “Abstain” in cumulative voting. You are requested to fill in the corresponding number of votes in the “cumulative voting” column against the name of each candidate. The lowest votes will be nil and the highest will be the maximum number of votes under each resolution, and does not need to be the integral multiples of the number of shares held by you. If you mark ”✓” in the blank against the name of each candidate, you will be deemed to cast your total number of vote equally amongst the corresponding candidates.

(iii)

Please note that you may either cast all your votes to one of the proposed candidates, or cast them equally or differently to more than one of the proposed candidates. For example, if you are holding 1 million shares, the aggregate number of votes you have regarding the resolutions 10(1) to (2) is 2 million. You may choose to cast every 1 million votes out of the total 2 million votes equally among the 2 candidates or to cast all your votes (2 million) on one candidate; or to cast 0.5 million votes on candidate A, and cast 1.5 million votes on candidate B, etc.

(iv)	The total number of your votes cast on the candidates shall not exceed the aggregate number of votes to which you are entitled.
(v)

Please note that if the total votes cast by you on the candidates exceeds the total votes to which you are entitled, all the votes cast will become invalid and be regarded as abstain votes; if the total votes cast by you for the candidates are less than or equal to the total votes to which you are entitled, the votes are valid and the remaining votes will be regarded as abstain votes. For example, if you are holding 1 million shares, the total number of your votes which may be cast on the resolutions 10(1) to (2) is 2 million: (i) if you fill in the “cumulative voting” space under a particular candidate director of the Company with “2 million shares”, you have used up all the votes to which you are entitled, which results in you having no votes for the other candidate directors of the Company. In this case, should you fill in the blanks under the relevant resolutions of the other candidate directors of the Company with any number of shares (other than 0), all your votes on the resolutions 10(1) to (2) will be invalid; or (ii) if you fill in the “cumulative voting” space under candidate A with “0.5 million shares”, and under candidate B with “0.5 million shares” only, the 1 million votes cast by you are valid and the remaining 1 million votes will be regarded as abstain votes.

(vi)

Where the votes cast for a particular candidate for director of the Company are more than half of the total number of shares held by all Shareholders attending (before cumulation), such candidate shall be elected as the director of the Company.

7.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

8.

Where there are joint holders of any shares, any one of such persons may vote at the AGM, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the AGM, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

9.

To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the secretariat of the Board of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM (i.e., by not later than 9:00 a.m., on Wednesday, 12 June 2019). To be valid, for holders of H shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.